

ManpowerGroup
100 Manpower Place
Milwaukee, Wisconsin
53212 USA

T: +1 414 961 1000
F: +1 414 906 7875
www.manpowergroup.com

December 29, 2023

Robert Shapiro and Abe Friedman
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F. Street, N.E.
Washington, D.C. 20549

> **Re: ManpowerGroup Inc.**
>
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 8-K furnished October 19, 2023**
> **File No. 001-10686**

Dear Robert Shapiro and Abe Friedman:

On behalf of ManpowerGroup Inc., we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the "Staff") to John McGinnis, dated December 19, 2023. For your convenience, we have recited the comment from the staff in bold type and have followed it with the Company's response thereto.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis
Consolidated Results - 2022 compared to 2021
Segment Results, page 37

1. **Please revise to provide quantification of factors to which changes are attributed in absolute dollar amounts, to the extent providing such quantification would provide meaningful analysis of your year over year results. For example, your discussions of revenue and gross profit for your Americas segment discusses multiple factors without quantification that would allow users to understand the impact of each material factor. Also, certain discussions do not appear to discuss or quantify all material factors that impacted your year over year results. Specifically, when discussing you Northern Europe results, you attribute your OUP margin decrease to the loss on sale of your Russia business partially offset by the increase in gross profit margin. Your discussion focuses on the decreased OUP margin without**

quantified discussion on what caused your Northern Europe Operating Unit Profit ("Organic Constant Currency Variance") to decrease by 22.3%. Refer to Item 303 of Regulation S-K.

Response

We respectfully acknowledge the Staff's comment and advise that in future filings, we will expand applicable disclosures to provide quantification of all material factors to which period-over-period results changes are attributed in absolute dollars, to the extent such quantification provides meaningful analysis.

The following is an example of our intended future disclosure based on an illustrative revision of the actual disclosure in our Form 10-K for the year ended December 31, 2022:

Americas

In the Americas, revenues from services increased 15.8% (18.1% in constant currency and 4.5% in organic constant currency) in 2022 compared to 2021. In the United States, revenues from services increased 27.6% (6.5% on an organic basis) in 2022 compared to 2021, primarily driven by increased demand of $584.0 million for our Experis staffing/interim services including the significant increased contribution to revenues from our Experis acquisition of $564.5 million and increased demand in our permanent recruitment business of $61.3 million, or 41.6% (34.3% on an organic basis). In Other Americas, revenues from services decreased -5.5% (increase of 0.9% in constant currency) in 2022 compared to 2021 primarily due to a modest decrease in demand for our staffing/interim services and the unfavorable impact of currency exchange rates of $98.4 million, partially offset by increased demand in our permanent recruitment business of $16.0 million. This decline was driven by a decrease in Mexico of $181.2 million, or -46.9% (-47.4% in constant currency), primarily due to labor legislation implemented in the third quarter of 2021.The decline was partially offset by increases in Canada, Argentina, Colombia, Peru and Brazil of 3.4%, 21.9%, 3.9%, 5.2% and 8.1%, respectively (7.2%, 64.5%, 17.5%, 4.0% and 3.3%, respectively, in constant currency). The increase in Argentina is primarily due to inflation.

Gross profit margin increased 180 basis points in 2022 compared to 2021 primarily due to the increased demand in our permanent recruitment business which contributed 70 basis points to the increase, improvement in the staffing/interim margin which contributed 30 basis points to the increase, the Experis acquisition which contributed 30 basis points to the increase and increases in revenues from our higher-margin professional staffing and Talent Solutions offerings in the United States which contributed a combined 50 basis points to the increase.

In 2022, selling and administrative expenses increased 20.3% (21.4% in constant currency and 11.5% in organic constant currency). This was primarily due to $75.8 million in additional SG&A incurred by the operations of the Experis acquisition and a $74.2 million increase in salary-related costs due to higher headcount as we invested in incremental recruiters and sales talent based on increased market activity. The increases were partially offset by the decrease in restructuring costs to $1.0 million in 2022 compared to $5.2 million in 2021 in Other Americas, and a decrease in Experis acquisition and integration costs of $14.7 million in 2022 compared to Experis acquisition and integration costs of $18.8 million in 2021.

Operating Unit Profit ("OUP") increased 44.8% (47.7% in constant currency). This increase was primarily due to increased profitability in the United States business of $83.2 million, which includes the increased demand for our permanent recruitment business as well as the Experis acquisition as noted above, partially offset by the unfavorable impact of currency exchange rates of $5.6 million. OUP margin in the Americas was 5.7% and 4.6% for 2022 and 2021, respectively. In the United States, OUP margin increased to 6.3% in 2022 from 5.0% in 2021 primarily due to the factors noted above, including increased demand in our permanent recruitment business, the Experis acquisition, increased operating leverage, an increase in the gross profit margin due to a favorable business mix and a decrease in Experis acquisition and integration costs incurred in 2022 compared to 2021, partially offset by an increase in salary-related costs due to higher headcount. Other Americas OUP margin increased to 4.4% in 2022 from 3.9% in 2021 primarily due to the gross profit margin improvement and a decrease in restructuring costs, as noted above.

Northern Europe

In Northern Europe, which includes operations in the United Kingdom, the Nordics, Germany, the Netherlands and Belgium (comprising 37%, 24%, 13%, 10%, and 7%, respectively, of Northern Europe's revenues), revenues from services decreased -13.3% (-2.5% in constant currency and 0.0% in organic constant currency) in 2022 compared to 2021. We experienced revenue decreases in the United Kingdom of $241.0 million, the Nordics of $51.1 million, Germany of $117.1 million, the Netherlands of $74.9 million and Belgium of $29.1 million, which represented revenue decreases of -13.9%, -5.1%, -18.0%, -15.7% and -8.8%, respectively (-4.3%, +8.6%, -8.0%, -5.5% and +2.6%, respectively, in constant currency). The revenue decreases in Northern Europe were primarily due to the unfavorable impact of changes in currency exchange rates which negatively impacted revenues by $507.2 million and the decreased demand for our staffing/interim services of $185.0 million, partially offset by the increased demand in the permanent recruitment business of $52.9 million.

Gross profit margin increased 160 basis points in 2022 compared to 2021 due to the increases in staffing/interim margin which contributed 60 basis points to the increase, the increased demand in our permanent recruitment business which contributed 90 basis points to the increase and the underlying business mix which contributed 10 basis points to the increase.

Selling and administrative expenses decreased -1.1% (increase of 11.3% in constant currency) in 2022 compared to 2021. The decreases are primarily due to the $82.8 million favorable impact of changes in currency exchange rates, partially offset by a $70.9 million increase in salary-related costs primarily due to higher headcount.

OUP in Northern Europe decreased -37.4% (-26.2% in constant currency), which represents a 1.0% OUP margin, a decrease from 1.5% in 2021. This OUP decrease was primarily driven by a decrease in profitability in our bench model countries, notably Germany, Nordics and Netherlands, which experienced decreases of $9.5 million, $10.1 million and $2.4 million, respectively, and the loss on the sale of our Russia business of $8.0 million, partially offset by the increase in gross profit margin as noted above.

Form 8-K furnished October 19, 2023

Exhibit 99.1, page 1

2. **You present a non-GAAP measure of Free Cash Flow in the initial bullet points of your earnings release. Please revise to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.**

Response

We respectfully acknowledge the Staff's comment and we advise that in future filings that contain non-GAAP measures, including current reports on Form 8-K filed or furnished with the Commission, we will include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Please do not hesitate to call me at 414-906-7977 or Donald Mondano, Senior Vice President, Global Controller and Treasurer at 414-906-7119 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

John T. McGinnis
Executive Vice President and
Chief Financial Officer

cc: Richard Buchband, Senior Vice President, General Counsel and Secretary